EXHIBIT 26(d)(5)

                        ALTERNATE SURRENDER VALUE RIDER

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                      PHL VARIABLE INSURANCE COMPANY
[logo]PHOENIX         A STOCK COMPANY
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ALTERNATE SURRENDER VALUE RIDER
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                              RIDER SPECIFICATIONS

POLICY NUMBER:                                   [9730000]

[INSURED(S):                                     John M. Doe]

ALTERNATE SURRENDER VALUE PERCENTAGE:            [100%]

ALTERNATE SURRENDER VALUE PREMIUM PERCENTAGE:    [100%]


This optional rider is a part of the policy to which it is attached in consideration of the application and the Rider Charge as shown in the Schedule Pages of the policy. This rider is effective on the Rider Issue Date shown in the Schedule Pages of this policy. Except as otherwise stated in this rider, it is subject to all of the provisions of the policy.

ALTERNATE SURRENDER VALUE (ASV)
If you surrender the policy while this rider is in effect, you will receive the greater of the Alternate Surrender Value, as defined below, and the Net Surrender Value, as defined in the policy.

The Alternate Surrender Value is equal to the lesser of:

1. the Net Policy Value, plus the ASV Percentage multiplied by the sum of (a) and (b) where;

    a) equals the charge for this rider, and

    b) equals total policy charges assessed since the Policy Date, excluding cost of insurance charges and other rider charges; or

2. the ASV Premium Percentage multiplied by the total premiums received excluding any Preferred Loan Amount at Issue, if applicable.


CONDITIONS
Subject to the terms and conditions of this rider and the policy, we agree to pay the Alternate Surrender Value in lieu of the Net Surrender Value if all the following conditions are met:

1. written notice of the surrender is received at our Main Administrative Office while the policy is in force;

2.  the Alternate Surrender Value is greater than the Net Surrender Value;

3. the policy is surrendered prior to the Rider Expiry Date shown in the Schedule Pages; and

4. this rider has not terminated as set forth in the termination provision below.

EFFECT ON MINIMUM DEATH BENEFIT
While this rider is in effect, the Minimum Death Benefit under the policy is revised to be equal to the Alternate Surrender Value on the date of death of the Insured, or the date of death of the Surviving Insured if this rider is attached to a survivorship policy, multiplied by the applicable Minimum Death Benefit Percentage for the Attained Age of the Insured, or the Surviving Insured if applicable.




07ASVR                                 1
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CHARGE FOR BENEFIT
The Rider Charge is deducted from the Policy Value, as shown in the Schedule Pages.

TERMINATION
This rider and all rights provided under it will terminate upon the earliest of the following dates:

1.  the date we receive your written request to cancel this rider;

2.  the date you request a loan or withdrawal;

3. the date of any exchange, absolute assignment or change in ownership of this policy, including exchanges made under Section 1035 of the Internal Revenue Code, unless based on reasonably satisfactory evidence submitted to us that:

    a. the change in ownership directly results from a merger, consolidation, or acquisition of your assets and the successor owner of the policy was your wholly-owned subsidiary on the date the ownership changed; or

    b. the successor owner of your policy is a trust established by you for purposes of providing employee benefits.

4.  the Rider Expiry Date;

5.  the date the policy terminates.

                         PHL Variable Insurance Company

                              [ /s/John H. Beers ]

                                   [Secretary]











07ASVR                                 2